Exhibit 99.88

VICINITY MOTOR CORP.

(Formerly GRANDE WEST TRANSPORTATION GROUP INC.)

Consolidated Financial Statements

For the Years Ended December 31, 2020 and December 31, 2019

Independent auditor’s report

To the Shareholders of Vicinity Motor Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.) and its subsidiaries (together, the Company) as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statements of financial position as at December 31, 2020 and 2019; ∙

●	the consolidated statements of (loss) income for the years then ended;

●	the consolidated statements of comprehensive (loss) income for the years then ended; ∙

●	the consolidated statements of changes in equity for the years then ended; ∙

●	the consolidated statements of cash flows for the years then ended; and

●	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Eric Talbot.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2021

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Consolidated Statements of Financial Position

(In thousands of Canadian Dollars)

	Note	December 31, 2020	December 31, 2019
		$	$
Current Assets
Cash and cash equivalents		1,283	757
Restricted cash	4	358	356
Trade and other receivables	5	4,149	9,200
Inventory	6	32,614	19,303
Prepaids and deposits		2,426	1,204

		40,830	30,820
Long-term Assets
Intangible assets	7	2,174	1,551
Property and equipment	8	4,032	4,533

		47,036	36,904

Current Liabilities
Accounts payable and accrued liabilities		12,908	7,890
Credit facility	9	5,759	5,850
Current portion of deferred revenue	10	1,899	1,281
Current portion of provision for warranty cost	11	763	1,404
Current debt facilities	12	2,532	1,960
Current portion of other long-term liabilities	13	275	226

		24,136	18,611

Long-term Liabilities
Other long-term liabilities	13	278	389
Provision for warranty cost	11	256	143
Deferred revenue	10	—	1,102

		24,670	20,245

Shareholders’ Equity
Share capital	14	46,468	37,136
Contributed surplus	14	3,164	2,384
Accumulated other comprehensive loss		(19)	(16)
Deficit		(27,247)	(22,845)

		22,366	16,659

		47,036	36,904

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 21)

SUBSEQUENT EVENTS (Note 23)

Approved on behalf of the Board:

/s/“William R. Trainer”	/s/“Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Consolidated Statements of (Loss) Income

(In thousands of Canadian dollars, except for per share amounts)

		Year ended	Year ended
	Note	December 31, 2020	December 31, 2019
		$	$

Revenue
Bus sales	19	21,666	19,937
Other	19	4,403	4,711
		26,069	24,648

Cost of sales	6, 8a	(22,727)	(20,310)

Gross margin		3,342	4,338

Expenses
Sales and administration		6,035	7,241
Stock-based compensation		963	640
Amortization		643	627
Interest and finance costs	9,12,13	730	701
Foreign exchange (gain) loss		(725)	55

		7,646	9,264

Loss before taxes		(4,304)	(4,926)

Current income tax expense	16	98	59

Net loss		(4,402)	(4,985)

Loss per share
Basic & diluted	23	(0.17)	(0.21)

Weighted average number of common shares outstanding
Basic & diluted	20, 23	25,759,134	24,235,691

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Consolidated Statements of Comprehensive (Loss) Income

(In thousands of Canadian dollars)

	Year ended	Year ended
	December 31,	December 31,
	2020	2019
	$	$

Net loss	(4,402)	(4,985)

Other comprehensive loss
Items that may be reclassified subsequently to net loss

Exchange differences on translation of foreign operations	(3)	(16)

Total other comprehensive loss	(3)	(16)
Total comprehensive loss	(4,405)	(5,001)

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Consolidated Statements of Changes in Equity

(In thousands of Canadian dollars, except for per share amounts)

					Accumulated
					Other		Total
		Number of	Share	Contributed	Comprehensive		Shareholders’
	Note	Shares	Capital	Surplus	Income	Deficit	Equity
			$	$	$	$	$
Balance, December 31, 2018		73,760,409	35,981	2,774	—	(17,860)	20,895
Issuance of shares – stock options exercised	14.2 (e)	250,000	178	(53)	—	—	125
Issuance of shares – RSU vested	14.2 (f)	520,000	977	(977)	—	—	—
Stock-based compensation	14.4-14.6	—	—	640	—	—	640
Other comprehensive loss		—	—	—	(16)	—	(16)
Net loss		—	—	—	—	(4,985)	(4,985)
Balance, December 31, 2019		74,530,409	37,136	2,384	(16)	(22,845)	16,659

Issuance of shares – private placement	14.2 (a)	8,659,118	8,659	—	—	—	8,659
Issuance of shares – convertible debt exercised	14.2 (b)	1,837,736	752	(144)	—	—	608
Issuance of shares – stock options exercised	14.2 (c)	525,000	576	(185)	—	—	391
Issuance of shares – RSU vested	14.2 (d)	400,000	216	(216)	—	—	—
Share issuance costs	14.2 (a)	—	(871)	293	—	—	(578)
Warrants	14.3	—	—	69	—	—	69
Stock-based compensation	14.4-14.6	—	—	963	—	—	963
Other comprehensive loss		—	—	—	(3)	—	(3)
Net loss		—	—	—	—	(4,402)	(4,402)
Balance, December 31, 2020		85,952,263	46,468	3,164	(19)	(27,247)	22,366

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

		Year ended	Year ended
	Note	December 31, 2020	December 31, 2019
		$	$
OPERATING ACTIVITIES
Net loss for the year		(4,402)	(4,985)
Items not involving cash:
Loss on disposal of property and equipment		99	116
Amortization		987	1,014
Foreign exchange loss		25	61
Interest and finance costs		730	701
Stock-based compensation	14	963	640
		(1,598)	(2,453)
Changes in non-cash items:
Trade and other receivables	5	4,984	4,500
Inventory	6	(13,206)	(3,276)
Prepaids and deposits		(1,222)	52
Accounts payable and accrued liabilities		4,996	(1,396)
Deferred revenue	10	(591)	—
Warranty provision	11	(523)	(826)
Interest paid		(496)	(377)
Cash used in operating activities		(7,656)	(3,776)

INVESTING ACTIVITIES
Purchase of intangible assets	7	(943)	(136)
Purchase of property and equipment	8	(477)	(338)
Proceeds on disposal of property and equipment	8	274	304
Restricted cash	4	(1)	(5)
Cash used in investing activities		(1,147)	(175)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	14	9,049	125
Share issuance costs	14	(578)	—
Proceeds (repayments) from credit facility, net of fees	9	(93)	2,203
Proceeds from short-term loans	12	2,219	122
Repayment of short-term loans	12	(1,052)	(185)
Repayment of convertible debt	12	(24)	—
Repayment of long-term loans	13	(162)	(209)
Cash provided by financing activities		9,359	2,056
Effect of foreign exchange rate on cash		(30)	(80)
Decrease in cash and cash equivalents		526	(1,975)
Cash and cash equivalents, beginning		757	2,732
Cash and cash equivalents, ending		1,283	757

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

1.	NATURE OF OPERATIONS

Grande West Transportation Group Inc. was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Grande West Transportation International Ltd. (“GWTI”), which was incorporated on September 2, 2008 under the laws of British Columbia. Subsequent to year end, on March 24, 2021 the Company changed its name to Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”). The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Grande West Transportation USA Inc. (“GWTUSA”), incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia. The Company’s current operation focuses on manufacturing, engineering, designing, servicing, and selling of the Vicinity branded transit buses.

During the year ended December 31, 2020, the coronavirus known as COVID-19 was announced as a global pandemic. As a result of global volatility, the Company has put in place business continuity plans to adapt to evolving market conditions. Even after taking into consideration the negative effects of the current COVID-19 pandemic on our delivery schedule, the Company has determined that there is no change in the Company’s conclusion about its ability to continue as a going concern. However, the duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. The Canadian Government has implemented policies giving aid to businesses due to COVID-19, as a result the Company has received $544 in aid for the year ended December 31, 2020 which was recognized as a decrease in salary expenses.

2.	BASIS OF PRESENTATION

The following companies had been consolidated with Vicinity Motor Corp. as at December 31, 2020:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)	British Columbia	Parent Company	Canadian Dollar
Grande West Transportation International Ltd.	British Columbia	100%	Canadian Dollar
Grande West Transportation USA Inc.	United States	100%	United States Dollar

i)	Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements were authorized for issue by the Board of Directors on March 30, 2021.

b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value as described in Note 3.

c)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

2.	BASIS OF PRESENTATION (continued)

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.	The determination of provision for warranty cost:

The Company offers warranties on the buses it sells. The Company estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Company does not have a long history of estimating warranty provisions. In addition, the items covered by the Company’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

ii.	Contingent liability estimate:

In the normal course of business, the Company receives notice of potential legal proceedings or is named as defendant in legal proceedings, including those that may be related to product liability, wrongful dismissal or personal injury, many of which are covered by the Company’s insurance policies. Contingent liabilities are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. The Company has accrued for claims where it is probable there will be an outflow of resources. The Company does not believe any of the current unaccrued claims are probable of resulting in an outflow of resources. However, the timing and amount of claims remain uncertain.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Revenue recognition

Revenue from contracts with customers, is based upon the principle that revenue is recognized when control of a good or service is transferred to a customer. The Company considers that control has passed when there is a present obligation to pay, physical possession, and when legal title and the risks and rewards of ownership have passed to the customer.

In the case of buses, revenue is recognized when the bus has been delivered to the customer. The bus is considered delivered when it is picked up from the Company’s yard by the customer or when it has been delivered to a customer specified location in accordance with the agreement. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized.

In the case of revenue from the sale of parts inventory, revenue is recognized when control of the parts inventory transfers to the customer upon delivery.

In the case where the performance obligation is to stand ready to deliver a bus and deliver a bus if requested, revenue is recognized when the bus has been delivered to the customer or when the stand ready period is complete.

In circumstances where the Company receives consideration from the customer in advance of meeting the revenue recognition criteria deferred revenue is recognized.

In circumstances where the Company facilitates sales through an agent, and the agent is paid a commission for acting on behalf of the Company, revenue is recorded as the amount of consideration agreed by the ultimate customer and the commission to the agent is recorded as commissions and services expense and included in sales and administration.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In circumstances where the Company modifies a contract judgement is applied to determine if the modification should be accounted for as a new contract or part of the existing contract, depending upon the nature of the contract. Modifications that defer the delivery of buses or change the type of bus to be delivered in the future are generally accounted for prospectively and deferred revenue is continued to be deferred. A modification that adds additional distinct performance obligations at stand-alone selling prices are accounted for as a new contract.

Revenue from operating leases of buses is recognized in accordance with the terms of the relevant agreement with the customer evenly over the term of that agreement.

b)	Cash and cash equivalents

Cash and cash equivalents consist of cash deposits with banks and highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased, or which are redeemable at the option of the Company.

Any cash which is contractually restricted is classified as restricted cash, as it is not available for ongoing operational purposes until the restriction is removed.

c)	Trade receivables

Trade receivables are recognized initially at fair value less provisions made for doubtful receivables based on a review of period-end trade receivables, historical information, current conditions, and specific circumstances that may impact the amount recoverable from a particular customer. Trade receivables do not carry any interest. A provision for doubtful accounts receivables is generally made when there is objective evidence that the Company will not be able to collect the amounts due according to original payment terms or when there are indications of collection issues related to specific customers. The provision for impairment of trade receivables is presented within sales and administration.

d)	Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis. The cost of finished goods comprises raw materials, direct labor, other direct costs, freight, import duties and related production overheads. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

e)	Intangible assets

Intangible assets consist of intellectual property rights and developed software and licences. Intellectual property rights acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses, if any. Software implementation costs have finite lives and are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intellectual property costs are amortized to profit or loss using the straight-line method over 8-10 years, which is their estimated useful life. Software implementation costs are to be amortized over 5 years, which is its estimated useful life. These assets with finite lives are tested at the end of every reporting period for possible impairment when there are events or changes in circumstances that indicate that their carrying amounts may not be recoverable.

f)	Development costs

Expenditure incurred in the development of products or enhancements to existing product ranges is capitalized as an intangible asset only when the future economic benefits expected to arise are deemed probable and the costs can be reliably measured. Development costs not meeting these criteria are expensed in the statement of operations as incurred. Capitalized development costs are amortized on a straight-line basis over their estimated useful economic lives once the product or enhancement is available for use. Product research costs are expensed as incurred.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Debt issue costs

Debt issue costs are recognized in connection with proposed financing transactions which are specifically identified in that the form of debt issuances is known and completion of the financing is probable. When the financing is completed, these costs are recognized and netted against the value of the debt for debt transactions. The debt issue costs are subsequently accreted to face value at maturity. The accretion amounts are included in interest and bank charges expense over the life of the debt. Debt issue costs include only those costs which are incremental and directly attributable to the proposed financing transaction. In the event that the transaction is abandoned, previously capitalized debt issue costs are expensed through the consolidated statements of (loss) income and comprehensive (loss) income.

h)	Share issuance costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issuance costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are expensed through the consolidated statements of (loss) income and comprehensive (loss) income.

i)	Property and equipment

Property and equipment are stated at cost net of accumulated depreciation and accumulated impairment losses, if any. Cost includes the acquisition price, any direct costs to bring the asset into productive use at its intended location, the cost of replacing part of the property and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

Depreciation of property and equipment is recorded in operating expenses with the exception of leased buses, the depreciation of which is included in cost of sales. Property and equipment are depreciated annually using the following methods and rates:

Office and equipment	Declining balance, 20% - 55%
Vehicles	Declining balance, 30%
Buses under lease	Straight-line, 12 years
Asset under lease	Straight-line, over lease term

j)	Government assistance

Government assistance is recorded as receivable when the Company qualifies under the terms of a government program and the Company has reasonable assurance the assistance will be received. Government assistance related to the acquisition of property, plant and equipment is recorded as a reduction of the cost of the asset to which it relates, with any amortization calculated on the net amount. Government assistance related to non-capital projects is recorded as a reduction of the related expenses.

k)	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset.

Leases are recognized as a right-of-use asset and a corresponding liability when the leased asset is available for use by the Company. Lease liabilities are initially measured at the net present value of the fixed lease payments and variable lease payments that are based on an index or a rate, discounted using the rate implicit in the lease, or if that cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost, comprising of the amount of the initial measurement of the lease liability, any lease payments made at or before the lease commencement date, and restoration costs.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Right of use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight line basis. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company has elected to not recognize right-of-use assets and lease liabilities for leases with a term of less than 12 months and low value leases. The lease payments for these leases are recorded as expenses as they are incurred.

l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

At the time of sale, a provision for warranty claims is recorded in cost of sales. This warranty provision is based upon management’s best estimate of expected future warranty costs for the particular contract. Actual warranty expenditures are charged against the provision as incurred during the two-year warranty period. If actual expense is different from the provision, management re-estimates the remaining provision required and records a change in estimate in cost of sales.

m)	Impairment of non-financial assets

Assets that are subject to depreciation and amortization, such as property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

If there are indicators of impairment, an evaluation is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. An asset’s recoverable amount is determined as the higher of its fair value less costs to sell and its value-in-use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

If the carrying amount of an individual asset or cash-generating unit exceeds its recoverable amount, an impairment loss is recorded in the consolidated statements of (loss) income and comprehensive (loss) income to reflect the asset at the recoverable amount. In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a pre-tax discount rate which reflects the current market’s assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the price that would be received to sell the asset or group of assets in an orderly transaction between market participants at the measurement date less incremental costs directly attributed to the disposal of the asset or group of assets.

A reversal of a previously recognized impairment loss is recorded in the consolidated statements of (loss) income and comprehensive (loss) income when events or circumstances dictate that the estimates used to determine the recoverable amount have changed since the prior impairment loss was recognized. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of amortization which would have arisen if the prior impairment loss had not been recognized. After such a reversal, the amortization charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

n)	Financial instruments

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the consolidated statements of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in profit or loss for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the consolidated statements of financial position date or settlement date of the derivative.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts payable, accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

o)	Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting year. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

p)	Income taxes

Income tax expense comprises current and deferred tax and is recognized in operations except to the extent that it relates to business combinations, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is recognized at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

q)	(Loss) earnings per share

Basic (loss) earnings per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of common shares outstanding during the year. The Company applies the treasury stock method in calculating diluted (loss) earnings per share. Diluted (loss) earnings per share exclude all dilutive potential common shares if their effect is anti-dilutive.

r)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

s)	Stock-based payments

Equity-settled stock-based payments to employees and others providing similar services are measured at the fair value of equity instruments at the grant date. The fair value is measured at grant date, using the Black Scholes option pricing model, and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled stock-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted. These transactions are then measured at the date the entity obtains the goods or the counterparty renders the service.

Consideration received on the exercise of stock options is recorded in share capital and the related stock based payment in contributed surplus is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity.

Page | 12

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t)	Reportable segments

The Company operates as a single segment, which is the production and sale of buses and spare parts in North America, consistent with the internal reporting provided to the chief executive officer.

u)	Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Company. These standards are not expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

4.	RESTRICTED CASH

Restricted cash comprises amounts on deposit as performance guarantees. Restricted term deposits have varying maturities from on demand to one year.

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2020	December 31, 2019
	$	$
Trade receivable	2,072	6,940
Sales tax receivable	445	—
Receivable from bus manufacturer	1,632	2,260
Total Trade and other receivables	4,149	9,200

6.	INVENTORY

	December 31, 2020	December 31, 2019
	$	$
Finished goods	29,571	14,336
Work in progress - buses	138	2,487
Parts for resale	2,905	2,480
Total Inventory	32,614	19,303

As at December 31, 2020 and December 31, 2019, work in progress – buses consists of the cost of buses still being manufactured. Finished goods inventory consisted of the costs of assembled buses, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 9.

During the year ended December 31, 2020, the Company recognized $18,593 as the cost of inventory included as an expense in cost of sales (December 31, 2019: $14,692).

Page | 13

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

7.	INTANGIBLE ASSETS

	Purchased	Developed
	Intellectual Property	Intellectual Property
	(a)	(b)	Software	Total
	$	$	$	$
Cost
Balance at December, 2018	1,589	—	478	2,067
Additions	—	—	136	136
Balance at December, 2019	1,589	—	614	2,203
Additions	—	562	381	943
At December 31, 2020	1,589	562	995	3,146

Accumulated Amortization
Balance at December 31, 2018	248	—	101	349
Depreciation	199	—	104	303
Balance at December 31, 2019	447	—	205	652
Depreciation	199	—	121	320
At December 31, 2020	646	—	326	972

Carrying Value
At December 31, 2019	1,142	—	409	1,551
At December 31, 2020	943	562	669	2,174

a)	On June 10, 2015, the Company entered into a compensation for services agreement with a customer to formalize compensation for the services provided in the development of the Vicinity bus. On September 29, 2017, the Company entered into a new agreement and terminated the prior service agreement. Under the new agreement, the previously accrued royalty payable to the customer and all future royalty payments are removed in exchange for the delivery of up to 8 buses over the next 8 years without payment to the Company. The new agreement is an intangible asset as it represents the acquisition of the customer’s interest in the intellectual property of the Vicinity Bus represented by the royalty. The intangible asset is being amortized over an 8-year period representing the useful life of the intellectual property of the Vicinity bus.

The Company has valued the above transaction at the fair value to be delivered in the future, discounted at an interest rate of 6.2%. The Company also recognizes deferred revenue related to these buses (Note 10).

b)	Developed intellectual property represents development costs for Vicinity products.

Page | 14

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

8.	PROPERTY AND EQUIPMENT

	Buses Under	Office &	Right-of -Use
	Lease (a)	Equipment	Asset (b)	Vehicles	Total
	$	$	$	$	$
Cost
At December 31, 2018	4,739	545	—	322	5,606
Adjustment on adoption			671		671
Disposals	(564)	—	—	—	(564)
Additions	—	295	—	37	332

At December 31, 2019	4,175	840	671	359	6,045
Adjustment on adoption			81		81
Disposals	(565)	—	—	—	(565)
Additions	112	259	—	87	458

At December 31, 2020	3,722	1,099	752	446	6,019

Accumulated Amortization
At December 31, 2018	610	186	—	150	946
Disposals	(144)	—	—	—	(144)
Depreciation	387	76	196	51	710
At December 31, 2019	853	262	196	201	1,512
Disposals	(191)	—	—	—	(191)
Depreciation	344	78	201	43	666

At December 31, 2020	1,006	340	397	244	1,987

Carrying Value
December 31, 2019	3,322	578	475	158	4,533
December 31, 2020	2,716	759	355	202	4,032

All property and equipment are pledged as part of a general security agreement to secure the credit facility described in Note 9. Additionally, the vehicles are pledged to secure vehicle loans described in Note 13.

a)	Buses under lease represents buses designated for operating leases with customers. As at December 31, 2020, $183 of buses under lease had been returned to the Company and are no longer under a lease contract with a customer (December 31, 2019: $857).

During the year ended December 31, 2020, two buses under lease were sold to a customer with a loss of $99 being recognized in cost of sales (December 31, 2019: $116).

b)	Right-of-Use Assets

On January 1, 2019, the Company adopted IFRS 16. As a result, the Company recorded $671 as a right-of use asset for an office and warehouse lease arrangement. Refer to Note 13 for details of the associated lease liability.

Page | 15

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

9.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of $20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the credit facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

As at December 31, 2020, the Company had drawn $5,786 on this facility, comprised of $5,786 in Canadian funds and $nil in US funds. The Company also recorded $27 in financing fees against the carrying value of the debt for a net balance at December 31, 2020 of $5,759.

Per the terms of the credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at December 31, 2020, the Company has not borrowed over 75% of its availability.

10.	DEFERRED REVENUE

		December 31, 2020	December 31, 2019
		$	$
Sales deposits		77	—
Future delivery of buses	(a)	1,822	2,383
Deferred revenue		1,899	2,383
Less: current portion		1,899	1,281
Long-term portion of deferred revenue		—	1,102

a)	The Company has recognized deferred revenue and an intangible asset in relation to an agreement with a customer to provide future buses (Note 7). In 2017 the contract was modified to provide for one diesel powered bus to be delivered each year for 8 years. No buses have been delivered under this agreement. In late 2020 the Company concluded that it no longer had the obligation or intent to deliver 3 out of the 8 buses. As a result, revenue of $668 was recognized for the year ended December 31, 2020.

During the year ended December 31, 2020, the Company recognized $107 in interest expense related to the deferred revenue (December 31, 2019: $101).

Page | 16

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

11.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the year ended December 31, 2020, the Company recorded warranty expense of $777 (December 31, 2019 - $528) as part of its cost of sales in connection with sales completed during the year. During the year ended December 31, 2020, $809 of warranty costs (December 31, 2019 - $1,418) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2018	2,374

Additions	528
Warranty claims applied	(1,418)
Change in estimate of warranty provision	63
Balance at December 31, 2019	1,547

Additions	777
Warranty claims applied	(809)
Change in estimate of warranty provision	(491)
Change in foreign exchange	(5)
Balance at December 31, 2020	1,019
Less: Current portion	763
Long-term portion of warranty provision	256

12.	CURRENT DEBT FACILITIES

		December 31, 2020	December 31, 2019
		$	$
Unsecured debentures	(a)	1,722	—
Private loan	(b)	810	1,300
Convertible debt	(c)	—	608
Property and commercial insurance loan		—	52
		2,532	1,960

a)	On March 20, 2020, the Company issued $1,750 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 2% and include 10% annual interest paid at maturity; the Company incurred borrowing costs of $110 and the debt has an effective interest rate of 16%. During the year ended December 31, 2020, the Company incurred $220 in interest expense on this loan, of which $137 is included in accounts payable and accrued liabilities at December 31, 2020.

In connection with the issuance, the Company also issued 1,050,000 warrants to purchase common shares at an exercise price of $0.38 per share; the value of these warrants was incorporated in the transaction costs of $110 referenced above. The warrants expire 12 months from the date of issue. In the event of default, the debt holder holds the right to convert the debt into common shares at $0.38 per share. Subsequent to December 31, 2020, the debt was repaid and all warrants were exercised.

b)	The loans bear annual interest at a rate of 10%. During the year ended December 31, 2020, the Company incurred $92 (December 30, 2019 - $130) in interest expense on this loan, of which $5 (December 31, 2019 - $11) is included in accounts payable and accrued liabilities at December 31, 2020. Subsequent to December 31, 2020, the debt was repaid.

Page | 17

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

12.	CURRENT DEBT FACILITIES (continued)

c)	On March 12, 2020, the Company issued 1,818,181 shares on the conversion of $600 in principal of the outstanding convertible debt. Principal of $24 was repaid at June 30, 2020.

13.	OTHER LONG-TERM LIABILITIES

		December 31, 2020	December 31, 2019
		$	$
Lease obligation	(a)	368	486
Vehicles		185	129
Less: Current portion		(275)	(226)
		278	389

Lease obligation

The Company adopted IFRS 16-Leases on January 1, 2019. As a result, the Company recorded a right-of-use asset in property and equipment (Note 8) and a corresponding lease liability.

a)	Lease Liability

On the adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 – Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7%. The associated lease liability recognized as at January 1, 2019 was $671 and was recorded in long-term loans.

The associated right-of-use assets for the leases were measured at the amount equal to the lease liability. Property and equipment increased by $671 on January 1, 2019 as a result.

$
Future minimum lease payments under operating leases as at December 31, 2018	728
Effect of discounting at the incremental borrowing rate	(57)
Lease liabilities arising on initial application of IFRS 16 as at January 1, 2019	671

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

December 31, 2020
$
Undiscounted minimum lease payments:
Less than one year	241
One to two years	117
Two to three years	24
382
Effect of discounting	(14)
Present value of minimum lease payments – total lease liability	368
Less: Current portion	(229)
Long-term lease liabilities	139

The Company has lease agreements for office and warehouse facilities expiring May 31, 2022 and October 31, 2023.

Page | 18

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

14.	SHARE CAPITAL

On March 24, 2021, the Company performed a 3 for 1 share consolidation of the Company’s common shares, stock options, warrants and DSUs (Note 23). The quantities and per unit prices presented in this note are shown on pre consolidation basis.

14.1	Authorized: Unlimited number of common shares without par value

14.2	Issued and Outstanding Common Shares:

The details for the common share issuances during the year ended December 31, 2020 are as follows:

a.	During the year ended December 31, 2020, 8,659,118 shares were issued on settlement of a private placement at a price of $1.00 for gross proceeds of $8,659. The Company also incurred share issuance costs of $578 in relation to this private placement.

b.	During the year ended December 31, 2020, 1,837,736 shares were issued on settlement of the convertible debt of $608.

c.	During the year ended December 31, 2020, 525,000 stock options were exercised by employees of the Company at an average exercise price of $0.74 for gross proceeds of $391.

d.	During the year ended December 31, 2020, 400,000 RSU’s were exercised for gross proceeds of $nil.

The details for the common share issuances during the year ended December 31, 2019 were as follows:

e.	During the year ended December 31, 2019, 250,000 stock options were exercised by employees of the Company at an average exercise price of $0.50 for gross proceeds of $125.

f.	During the year ended December 31, 2019, 520,000 RSU’s were exercised for gross proceeds of $nil.

14.3	Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
		$
Outstanding, December 31, 2018 and December 31, 2019	—	—

Issued	5,802,439	1.30
Outstanding, December 31, 2020	5,802,439	1.30

During the year ended December 31, 2020, the Company issued 4,752,439 warrants as part of a private placement agreement with an exercise price of $1.50. The warrants expire 2 years from the date of closing of the placement.

During the year ended December 31, 2020, the Company issued 1,050,000 warrants as part of a debt agreement (Note 12) with an exercise price of $0.38. The warrants expire 12 months from the date of issue. Subsequent to December 31, 2020, all warrants were exercised.

Page | 19

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

14.	SHARE CAPITAL (Continued)

14.4	Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

A summary of the Company’s directors, consultants, and employee stock options are as follows:

	Number of	Weighted Average
	Options	Exercise Price
		$
Outstanding, December 31, 2018	3,290,000	1.35
Issued	2,100,000	0.61
Forfeited	(1,500,000)	1.85
Exercised	(250,000)	0.50
Outstanding, December 31, 2019	3,640,000	0.75

Issued	1,300,000	1.05
Forfeited	(895,000)	0.67
Exercised	(525,000)	0.74
Outstanding, December 31, 2020	3,520,000	0.90

During the year ended December 31, 2020, the Company granted 600,000 stock options to consulting firms to purchase common shares of the Company with exercise prices ranging from $0.48 to $0.87 per common share expiring in one to two years.

During the year ended December 31, 2020, the Company granted 700,000 stock options to executives and directors to purchase common shares of the Company with exercise prices ranging from $0.40 to $2.05 per common share and expiring in five years. These stock options vest from immediately to over three years.

During the year ended December 31, 2019, the Company granted 1,600,000 stock options to employees, executives and directors to purchase common shares of the Company with exercise prices ranging from $0.50 to $0.80 per common share and expiring in five years. 150,000 of these stock options will vest after meeting certain performance criteria, another 150,000 vested immediately and the remaining stock options vest over three years.

During the year ended December 31, 2019, the Company granted 500,000 stock options to a consultant to purchase common shares of the Company with an exercise price of $0.55 per common share and expiring on July 02, 2024. These stock options vested immediately on July 02, 2019.

During the year ended December 31, 2020, the Company recognized $691 (2019 - $486) on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

	December 31, 2020	December 31, 2019

Fair value at grant date	$0.42	$0.29
Risk-free interest rate	0.30%	1.64%
Expected life of options	4 years	5 years
Annual dividend rate	0%	0%
Annualized volatility	82%	67%
Forfeiture rate	3%	8%

Page | 20

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

14.	SHARE CAPITAL (Continued)

The following tables summarize information about the Company’s stock options outstanding at December 31, 2020:

				Remaining
	Options	Options	Exercise	Contractual
	Outstanding	Exercisable	Price	Life (Years)	Expiry Date
			$

June 16, 2016	250,000	250,000	0.58	0.46	June 16, 2021
September 6, 2016	95,000	95,000	0.50	0.68	September 6, 2021
November 21,2016	35,000	35,000	1.44	0.89	November 21, 2021
March 14, 2017	25,000	25,000	2.50	1.20	March 14, 2022
April 4, 2018	250,000	208,333	1.75	2.26	April 4, 2023
April 26, 2018	250,000	208,333	1.45	2.32	April 26, 2023
May 29, 2018	250,000	208,333	1.45	2.41	May 29, 2023
January 16, 2019	115,000	115,000	0.78	3.05	January 16, 2024
January 17, 2019	500,000	250,000	0.80	3.05	January 17, 2024
April 26, 2019	100,000	50,000	0.56	3.32	April 26, 2024
November 15, 2019	700,000	233,334	0.50	3.88	November 15, 2024
November 28, 2019	100,000	100,000	0.52	3.16	November 28, 2024
May 4, 2020	100,000	50,000	0.40	4.34	May 4, 2025
May 12, 2020	50,000	25,000	0.40	4.36	May 12, 2025
May 26, 2020	100,000	33,334	0.40	4.40	May 26, 2025
September 18, 2020	200,000	50,000	0.48	1.71	September 18, 2022
October 14, 2020	200,000	200,000	0.87	0.79	October 14, 2021
November 23, 2020	200,000	200,000	2.05	4.90	November 23, 2025

Total	3,520,000	2,336,667

14.5	Restricted Share Units

Pursuant to the Company’s Restricted Share Unit (“RSU”) Incentive Plan approved by the board of directors of the Company on June 8, 2015, restricted stock units to acquire common shares of the Company may be granted to specified service providers of the Company in accordance with the terms and conditions of the plan.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

A summary of the Company’s RSU’s are as follows:

Number of RSUs

Outstanding, December 31, 2018	460,000
Issued	290,000
Forfeited	(130,000)
Vested	(520,000)
Outstanding, December 31, 2019	100,000
Issued	300,000
Forfeited	—
Vested	(400,000)
Outstanding, December 31, 2020	—

Page | 21

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

14.	SHARE CAPITAL (Continued)

On January 16, 2019 the Company issued 290,000 RSU’s. On September 21, 2020 an additional 300,000 RSU’s were issued to directors and officers of the Company that vest after meeting certain performance criteria. At December 31, 2020, there were nil RSUs outstanding (December 31, 2019 – 100,000). During the year ended December 31, 2020, the Company recorded $144 (December 31, 2019 - $115) as stock based compensation for the fair value of the RSUs issued.

14.6	Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest on the board members’ separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2018	—
Issued	67,866
Outstanding, December 31, 2019	67,866
Issued	217,586
Outstanding, December 31, 2020	285,452

During the year ended December 31, 2020, the Company issued 217,586 DSUs (December 31, 2019 – 67,866) to board members of the Company that vest upon the board members separation date from the Board of Directors.

During the year ended December 31, 2020, the Company recorded $128 (December 31, 2019 - $39) as stock-based compensation for the fair value of the DSUs issued.

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management includes personnel having the authority and responsibility for planning, directing and controlling the Company and includes the directors and executive officers.

Expenses incurred to key management are:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
	$	$
Salaries and Benefits	1,273	1,581
Non-executive directors’ fees	42	85
Rent (a)	215	74
Stock-based compensation	728	416
	2,258	2,156

Page | 22

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

15.	RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

a)	During the year ended December 31, 2020 the Company paid $213 in lease payments to a company owned by a director. $215 was recognized as depreciation and interest expense on the lease.

During the year ended December 31, 2019 the Company paid $71 in lease payments to a company owned by a director for a portion of the year. $74 was recognized as depreciation and interest expense on the lease.

 Balances with key management and other related parties are:

As at December 31, 2020, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $4 (December 31, 2019 - $46).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

16.	INCOME TAX

The following table reconciles the amount of income tax expense on the application of the combined statutory Canadian federal and provincial income tax rates:

	December 31, 2020	December 31, 2019
	$	$

(Loss) income before tax	(4,304)	(4,926)
Combined statutory tax rates	27%	27%

Expected tax (recovery) expense	(1,162)	(1,330)
Non-deductible items	290	15
Share issuance costs	(183)	—
Other	(442)	155
Differences in foreign tax rates	3	2
Change in unrecognized deferred tax assets	1,592	1,217

Current income tax expense	98	59

Deferred taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The tax effects of deductible temporary differences for which no deferred tax asset has been recognized are as follows:

	December 31, 2020	December 31, 2019
	$	$
Deferred tax assets (liabilities):
Tax loss carry-forwards	6,729	5,439
Property and equipment	127	(145)
Intangible asset	(587)	(419)
Warranty provision	243	417
Financing costs	232	133
Convertible debt	—	(214)
Deferred revenue	(12)	27
Other provisions	98	—

Deferred tax assets	6,830	5,238
Unrecognized deferred tax assets	(6,830)	(5,238)
Recognized net deferred tax assets	—	—

Page | 23

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

16.	INCOME TAX (Continued)

As at December 31, 2020, the Company had non-capital loss carry forwards available to reduce taxable income for future years. The non-capital losses expire as follows:

$
2030	548
2031	895
2032	684
2033	2,445
2034	3,829
2035	3,810
2036	2,156
2037	1,479
2038	2,046
2039	1,973
2040	4,511

24,376

17.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, derivative financial instruments, accounts payable, credit facility, current and long-term loans, convertible debt and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Derivative financial instruments are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments, which requires the classification of financial instruments within a hierarchy that prioritizes the inputs to fair value measurement.

The following table summarizes the carrying values of the Company’s financial instruments:

	December 31, 2020	December 31, 2019
	$	$
Assets:
Measured at amortized cost (i)	5,790	10,314

Liabilities:
Amortized cost (ii)	21,751	16,315

(i)  Cash, restricted cash and trade and other receivables

(ii)  Accounts payable and accrued liabilities, current and long-term loans, convertible debt and lease obligations.

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 –	Inputs that are not based on observable market data

Interest Rate and Credit Risk

The Company is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interests.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

17.	FINANCIAL INSTRUMENTS (Continued)

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables.

To minimize the interest rate and credit risk, the Company places these instruments with high credit quality financial institutions located in Canada and the United States.

As at December 31, 2020, $1,875 of the Company’s trade receivables are considered past due (more than 31 days old), of this amount $346 has been collected subsequent to year end, $1,235 has offsetting accounts payable with the same customer. The remaining $294 is expected to be fully collectible.

Currency Risk

The Company generates revenues and incurs expenses with customers and suppliers which operate using US dollars and is therefore exposed to the resulting risk from changes in foreign currency exchange rates. In addition, the Company holds financial assets and liabilities in US dollars that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and/or cash flows.

Whenever possible the Company tries to match US dollar revenue and cash flows to US dollar expenses to minimize exposure to fluctuations in exchange rates.

At December 31, 2020, the Company had cash of $1,068 (December 31, 2019 - $947), accounts receivable of $1,708 (December 31, 2019 - $1,640) and accounts payable of $8,546 (December 31, 2019 - $2,239), which were denominated in US dollars.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through credit facility financing.

The following are the contractual maturities of financial liabilities:

	Carrying	Contractual	Within	1 to	2 to	3 to
	Amount	Cash Flows	1 year	2 years	3 years	6 years

	$	$	$	$	$	$
At December 31, 2020
Accounts payable	12,908	(12,908)	(12,908)	—	—	—
Current debt facilities	2,532	(2,532)	(2,532)	—	—	—
Credit facility	5,759	(5,786)	(5,786)	—	—	—
Other long-term liabilities	553	(572)	(289)	(165)	(62)	(56)

Total	21,752	(21,798)	(21,515)	(165)	(62)	(56)

Sensitivity analysis

The Company’s borrowing under the existing credit facility are at variable rates of interest and expose the Company to interest rate risk. The Company has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2020 would have had on the Company. The result of this sensitivity analysis indicates that a 0.5% increase (decrease) in the prime interest rates would not have a material impact.

The Company has completed a sensitivity analysis to estimate the impact on comprehensive earnings which a change in foreign exchange rates as at and during the year ended December 31, 2020 would have had on the Company.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the US dollar during the period would have resulted in an increase (decrease) in net income of approximately $735 (December 31, 2019 – $45).

The financial position of the Company may vary at the time that a change in the foreign exchange rate occurs, causing the impact on the Company’s results to be affected accordingly.

18.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, credit facility, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the credit facility lender (Note 9) prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Note 9.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain of the Company’s cash amounts have been restricted for the purposes outlined in Note 4.

19.	REVENUE

The Company’s revenue is summarized as follows:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
	$	$
Bus Sales	21,666	19,937
Other revenue:
Spare part sales	3,259	3,956
Operating lease revenue	1,144	755

Total Revenue	26,069	24,648

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

20.	LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss from continuing operations attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The number of average basic and diluted shares outstanding for all the periods presented in the consolidated statements of (Loss) Income have been adjusted in order to reflect the effect of the share consolidation that took place on March 29, 2021 (Note 23). The Company has four categories of dilutive potential common shares: convertible debt, stock options, RSUs and DSUs. The convertible debt is assumed to have been converted into common shares, and the net loss is adjusted to eliminate the interest expense less the tax effect. For the stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options. The number of shares calculated reduces the number of shares that would have been issued assuming the exercise of the share options. DSUs are assumed to be converted as of the grant date. A total of 847,168 (2019: 2,110,186) instruments before share consolidation, which include convertible debt, stock options, restricted share units and deferred share units have not been included in the calculation for diluted loss per share as they are antidilutive. These could potentially dilute basic loss per share in the future.

21.	COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. Future minimum payments to the manufacturer as at December 31, 2020 are as follows:

$
Not later than one year	12,886
Later than one year and no later than five years	—
12,886

22.	SEGMENT INFORMATION

Allocation of revenue to geographic areas is as follows:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
	$	$
Canada
Bus sales	16,631	16,345
Spare part sales	3,022	3,057
Operating lease revenue	1,144	755
United States
Bus sales	5,035	3,591
Spare part sales	237	900
Total	26,069	24,648

During the year ended December 31, 2020, the Company had sales of $15,702 and $2,839 to two end customers representing 60% and 11% of total sales, respectively. During the year ended December 31, 2019, the Company had sales of $8,445, $4,467, $3,591 and $3,175 to four end customers representing 34%, 18%, 15% and 13% of total sales, respectively.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)
Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

23.	SUBSEQUENT EVENTS

Subsequent to December 31, 2020, the Company repaid all current debt facilities (Note 12). 1,050,000 warrants were also exercised for proceeds of $399 (Note 12 and 14).

At a Special Annual General Meeting of the shareholders held on March 24, 2021, the Company approved a name change to Vicinity Motor Corp. and a 3 for 1 share consolidation of the Company’s issued equity instruments including common shares, warrants, options and DSUs. Any quantity relating to these instruments or any per unit price such as exercise prices disclosed throughout the consolidated financial statements have not been retrospectively adjusted for the share consolidation except for the weighted average number of shares outstanding used in the calculation of basic and diluted EPS which have been retrospectively adjusted to give effect to the share consolidation as required by IAS 33, Earnings per share and consequently the basic and diluted earnings per share for the periods presented, and the quantities provided in the table below. The effect of the share consolidation on the issued and outstanding number of common shares, stock options, warrants and DSUs outstanding at December 31, 2020 is as follows, subject to rounding for fractional shares:

	Pre-Consolidation	Post-Consolidation

Common shares	85,952,263	28,650,754
Warrants	5,802,439	1,934,146
Stock Options	3,520,000	1,173,333
DSUs	285,452	95,150

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